UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of September 21, 2010

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE

PARTNERS L.P.

(Exact name of registrant as specified in its charter)

7 Reid Street

4th Floor

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s following registration statements on Form F-3:  File No. 333-163952 and 333-167860.

EXHIBIT LIST

Exhibit	Description

99.1	Brookfield Infrastructure Partners L.P.’s interim report for the quarter ended March 31, 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2010

BROOKFIELD INFRASTRUCTURE
PARTNERS L.P. by its General Partner,
BROOKFIELD INFRASTRUCTURE
PARTNERS LIMITED

By:	/s/ Gregory E. A. Morrison
Name: Gregory E. A. Morrison
Title: Vice President

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